                                                                     Exhibit 21
                              [CELTRIX LETTERHEAD]

NEWS RELEASE
                              CONTACT:    Andreas Sommer, Ph.D.
                                          President and Chief Executive Officer
                                          (408) 988-2500


                     CELTRIX REPORTS SECOND QUARTER RESULTS

        SANTA CLARA, CA -- October 23, 1997 -- For the second quarter ended September 30, 1997, Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) reported revenues of $55,000 and a net loss of $3,213,000, or $.15 per share. In comparison, revenues were $37,000 and the net loss was $3,472,000, or $.23 per share, for the same period in 1996. Operating expenses decreased to $3,460,000 for the second quarter, from $3,644,000 for the same period last year.

        For the first six months ended September 30, 1997, revenues were $79,000 and the net loss was $5,781,000, or $.28 per share. This includes a $737,000 gain on investment during the first fiscal quarter from the sale of securities held by the company in Prograft Medical, Inc. For the same period last year, revenues were $79,000, and the net loss was $6,415,000, or $.42 per share. The decrease in net loss per share for both the second quarter and six months ended September 30, 1997, compared with the same periods in 1996, is due primarily to an increase in shares outstanding resulting from the company's April 1997 financing. At September 30, 1997, Celtrix had $13,374,000 million in cash, cash equivalents and short-term investments.

        "These financial results are in line with management's expectations," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "Our focus has been on the development of SomatoKine(R) therapy for a variety of serious medical conditions, and we have been actively engaged in human clinical studies."

        "Our Phase II clinical feasibility studies are progressing for two treatment indications, hip fracture surgery in the elderly and severe burns," Dr. Sommer said. "For hip fracture surgery, we are administering SomatoKine over a period of eight weeks to investigate the ability of this novel therapy to stimulate the formation of new muscle and bone, restore mobility and increase the patient's functional independence. For severe burns, we are administering short-term SomatoKine therapy to investigate its ability to speed the patient's recovery time and shorten the hospital stay. Clinical findings will guide expansion into full Phase II studies."

        Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Initial product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, The Green Cross Corporation is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

                                     -more-

"Celtrix Reports Second Quarter Results"
Page 2

        This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability to enroll a sufficient number of patients in clinical feasibility studies, as well as future company research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                            -FINANCIAL CHARTS FOLLOW-

                          CELTRIX PHARMACEUTICALS, INC.


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                           September 30,   March 31,
                                                             1997            1997
                                                          ------------    ------------
                                                          (unaudited)
ASSETS

    Current assets:
      Cash, cash equivalents and short-term investments       $13,374          $5,788
      Receivables and other current assets                        364             197
                                                          ------------    ------------
         Total current assets                                  13,738           5,985

    Property and equipment, net                                 7,688           8,423
    Intangible and other assets, net                            2,645           2,548
                                                          ------------    ------------
                                                              $24,071         $16,956
                                                          ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities:
      Accounts payable and accrued liabilities                 $1,242          $1,380
      Short-term debt and lease obligations                        97             328
                                                          ------------    ------------
         Total current liabilities                              1,339           1,708

    Deferred rent                                                 964           1,038

    Stockholders' equity                                       21,768          14,210
                                                          ------------    ------------
                                                              $24,071         $16,956
                                                          ============    ============

                          CELTRIX PHARMACEUTICALS, INC.


                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)
                                   (unaudited)




                                                   Three Months Ended             Six Months Ended
                                                      September 30,                 September 30,
                                                --------------------------    --------------------------
                                                    1997          1996           1997           1996
                                                -----------    -----------    -----------    -----------
   Revenues:
      Product sales                                     $33            $10            $33            $10
      Other revenues                                     22             27             46             69
                                                -----------    -----------    -----------    -----------
                                                         55             37             79             79
   Costs and expenses:
      Cost of sales                                       1              2              1              2
      Research and development                        3,060          3,201          6,065          5,904
      General and administrative                        399            441            947            886
                                                -----------    -----------    -----------    -----------
                                                      3,460          3,644          7,013          6,792

                                                -----------    -----------    -----------    -----------
   Operating loss                                    (3,405)        (3,607)        (6,934)        (6,713)

   Interest income, net                                 192            135            416            298

   Gain on sale of investment in
               Prograft Medical, Inc.                    --             --            737             --

                                                -----------    -----------    -----------    -----------
   Net loss                                         $(3,213)       $(3,472)       $(5,781)       $(6,415)
                                                ===========    ===========    ===========    ===========

   Net loss per share                                $(0.15)        $(0.23)        $(0.28)        $(0.42)
                                                ===========    ===========    ===========    ===========

   Shares used in computing net loss per share       20,985         15,234         20,985         15,234
                                                ===========    ===========    ===========    ===========